EXHIBIT 99.1

Vicinity Motor Corp. Secures Order for Five VMC Optimal E1 Chassis through Olathe Fleet Solutions

VMC Optimal E1 Chassis to be Upfit into Electric Paratransit Buses

VANCOUVER, BC – March 7, 2022 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it has received orders from two additional paratransit bus manufacturers, Diamond Coach and Coach & Equipment, for the VMC Optimal E1 Electric Chassis.

Olathe Fleet Solutions (“Olathe”), a commercial truck dealership and fleet management company in Kansas, facilitated the orders for the five VMC Optimal E1 Electric Chassis.

The chassis will expand VMC Optimal’s reach in the paratransit bus market that serves elderly and disabled federal transit programs and other critical passenger transportation market segments. Diamond Coach is headquartered in Oswego, KS and since 1989 has built a reputation of offering rust-free, impact resistant, ADA accesible commercial buses. Since 1948 Coach and Equipment, based in Penn Yan, NY has provided specialized transportation solutions and provides paratransit buses to many major transit agencies in America. The dedicated electric vehicle chassis will begin to be delivered in the first quarter of 2022 and continue through the second quarter.

“The partnership with Olathe, a leading distributor of VMC Optimal-EV’s all-electric product line, continues to expand - adding two more world class bus body manufacturers to our growing list of Optimal EV body partners,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “The Optimal E1 design is superior from a safety, technology, and integration standpoint, which are all critical factors for body manufacturers to consider. The Optimal E1 features a between the frame rail battery installation configuration that provides maximum safety and protection of the Proterra Powered battery pack. The frame rails also protect high-voltage cables and battery cooling lines adding to reliability and resilience in the rigors of everyday bus operation. Additionally, the positioning of the drive motor behind the rear axle provides better weight distribution and traction while eliminating the complexity of competing designs.

“We continue to see increasing interest from customers seeking zero-emission EVs for paratransit, commercial trucks and buses, ambulances, recreational vehicles and fleet trucks as the VMC Optimal EVs flexible design can suit a wide variety of potential vehicle applications. We look forward to additional order announcements in the months ahead as we continue to ramp sales of our all-electric vehicle line,” concluded Trainer.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Sales and Corporate Development
604-288-8043
IR@vicinitymotor.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.